UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 6-K

    REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934


                          For the month of APRIL 2008.

                        Commission File Number: 0-50244


                             TUMI RESOURCES LIMITED
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                 (Translation of registrant's name into English)

 #1305 - 1090 West Georgia Street, Vancouver, British Columbia, V6E 3V7, Canada
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                    (Address of principal executive offices)


Indicate by check mark whether the registrant  files or will file annual reports
under cover of Form 20-F or Form 40-F:   FORM 20-F  [X]   FORM 40-F  [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form, is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. YES [ ] NO [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3- 2(b): 82-_____________


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

                                           TUMI RESOURCES LIMITED
                                           -------------------------------------

Date: April 29, 2008                       /s/ David Henstridge
     ------------------------------        -------------------------------------
                                           David Henstridge,
                                           President & CEO


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                             TUMI RESOURCES LIMITED
                        #1305 - 1090 West Georgia Street
                              Vancouver, BC V6E 3V7
                     Tel: (604) 699-0202 Fax: (604) 683-1585
                         Website: www.tumiresources.com

                             TSX Venture Symbol: TM
                             Frankfurt Exchange: TUY
                                  OTCBB: TUMIF

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NEWS RELEASE                                                      APRIL 29, 2008

        TUMI REPORTS SKYTEM AND IP GEOPHYSICAL SURVEYS UNDERWAY IN SWEDEN

VANCOUVER, CANADA - TUMI RESOURCES LIMITED (THE "COMPANY") (TSXV-TM; OTCBB - TUMIF; FRANKFURT - TUY). David Henstridge, President, reports that further to the Company's news release dated April 16, 2008, SkyTEM of Denmark have commenced flying airborne electromagnetics (EM) and magnetics over a further seven of the Company's licence areas in the Bergslagen District of Sweden. The licence areas to be flown on a 100m line spacing are KOBERG, HALLEFORS, JONSMOSSEN, LOVASEN, SKALBO, SALA 4 AND JUGANSBO.

Suomen Malmi OY (SMOY) of Finland have also advised the Company that they have commenced a gradient array Induced Polarization (IP) Survey at Vitturn to be followed by two dipole-dipole IP lines at Tomtebo.

VITTURN: One of the better known historic mineral fields in the Bergslagen District is Stollberg where there are deep abandoned base metal and silver mines. Numerous old mines and workings occur along this north-south trending belt over a distance of 12kms. At the northern end of the field, the Company owns the Vitturn 1 and 2 licences and believes the host mineral sequence may extend under till cover into these licence areas. In order to test the theory, SMOY have commenced a gradient array IP survey totaling about 19 line kms over the zone of interest. The Vitturn licences are located north of and abut Lundin Mining's Tvisbo claim. Lundin stated in their last quarterly report:
"Significant Zn-Pb-Ag mineralization has been intersected at the Tvistbo project area." The IP survey is expected to take about two weeks to complete.

TOMTEBO: A preliminary analysis of the Induced Polarization survey (IP) completed at Tomtebo late last year has supported the existence of a previously unexplained EM conductor located 300m NE of the largest workings at Tomtebo. Several other EM conductors previously identified as being caused by man-made activities are also being reviewed as possible targets since they also were detected as high-chargeability anomalies by the IP survey. Following completion of the Vitturn IP survey, SMOY will undertake two lines of dipole-dipole IP across the best conductive zones. This type of IP will enable the Company to better target the EM anomalies with diamond drilling.

The qualified person for Tumi's projects, David Henstridge, has visited all of Tumi's projects located in the Bergslagen District of Sweden and has verified the contents of this news release.

On behalf of the Board,                     COMPANY CONTACT:
                                            Mariana Bermudez at (604) 699-0202
/s/ David Henstridge                        or email: mbermudez@chasemgt.com
-----------------------                     website: www.tumiresources.com
David Henstridge,
President & CEO                             INVESTOR INFORMATION CONTACT:
                                            Mining Interactive
                                            Nick L. Nicolaas at (604) 657-4058
                                            or email: nick@mininginteractive.com

FORWARD LOOKING STATEMENTS This Company Press Release contains certain "forward-looking" statements and information relating to the Company that are based on the beliefs of the Company's management as well as assumptions made by and information currently available to the Company's management. Such statements reflect the current risks, uncertainties and assumptions related to certain factors including, without limitations, competitive factors, general economic conditions, customer relations, relationships with vendors and strategic partners, the interest rate environment, governmental regulation and supervision, seasonality, technological change, changes in industry practices, and one-time events. Should any one or more of these risks or uncertainties materialize, or should any underlying assumptions prove incorrect, actual results may vary materially from those described herein. Neither the TSX Venture Exchange nor the Frankfurt Deutsche Borse have reviewed the information contained herein, and, therefore, do not accept responsibility for the adequacy or the accuracy of this release.


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